                                                                      Exhibit 10


December 16, 1997

David W. Stassen, President and CEO
Keith M. Eastman, Chief Financial Officer
Spine-Tech, Inc. (612) 832-5600

John Mackay
Padilla Speer Beardsley Inc. (612) 871-8877


FOR IMMEDIATE RELEASE


                   SPINE-TECH, INC., ANNOUNCES DEFINITIVE AGREEMENT
                             TO MERGE WITH SULZER MEDICA
                       Cash Tender Offer Valued at $595 Million


         MINNEAPOLIS, December 16 -- Spine-Tech, Inc., (Nasdaq: SPYN), a medical manufacturer based in Minneapolis, today announced the signing of a definitive agreement to merge with Sulzer Medica (Zurich: SMEN; NYSE:SM), a leading cardiovascular and orthopedic implant company headquartered in Winterthur, Switzerland. The transaction involves a cash tender offer by Sulzer Medica for all of the outstanding Spine-Tech common shares at $52 per share for a total net value of approximately $595 million. The tender offer, which has been approved by the board of directors of each company, will be conditioned on the tender of a majority of the outstanding Spine-Tech shares, the expiration of anti-trust waiting periods and other customary conditions.

Spine-Tech, Inc.
Page 2

         Spine-Tech is a market and technology leader in the field of less invasive spinal implants. The company's leading product is the BAK-TM-Interbody Fusion System, an innovative system of spinal implants and instruments which are used to promote spinal fusion in patients suffering from chronic, disabling back pain resulting from degenerative disc disease. The BAK received marketing clearance from the U.S. Food and Drug Administration in September 1996 and is currently leading the market in the rapidly growing, minimally invasive spinal fusion implant market.

         Spine-Tech will operate as a business unit of Sulzer Orthopedics. David Stassen, president and chief executive officer of Spine-Tech, will become the global head of Sulzer Medica's spinal business. Mr. Stassen and key Spine-Tech management have expressed their commitment to stay with the company in order to drive its continued growth and prosperity.

         Piper Jaffray Incorporated acted as financial adviser to Spine-Tech in this transaction.

         Sulzer Medica, with annual sales of approximately $1 billion, currently employs approximately 4,800 people worldwide. Suzler Medica is focused on the development of implantable medical devices and biomaterials for the cardiovascular and orthopedic markets worldwide. The company's products include heart valves, pacemakers, defibrillators, ablation catheters, vascular grafts, artificial knees, hips, shoulders, spine and dental implants.

         Spine-Tech is a market leader in the field of less invasive spinal implants. The company's products are used to surgically treat patients suffering from chronic, disabling pain caused by degenerative conditions of the spine.